UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 9, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 30, 2016

Date, Time and Place: Held on November 30, 2016, at 10:00 AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.1 of its Internal Rules.

Attendance: The totality of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto e Raul Calfat

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17, XVIII of the Company’s Bylaws and with the Clause 4.2.4 of the Company’s Policy of Authorities, approve the execution, by the Company, of the Affreightment Agreements of Vessels, with  Gearbulk Pool Ltd. (“Gearbulk”) and PanOcean Co., Ltd. (“PanOcean”), both to the transportation of bleached eucalyptus pulp of the Company and/or its controlled companies, for a period of 15 (fifteen) years, as well as authorize the Company’s Board of Officers to execute all documents and perform the necessary acts to accomplish the proposed resolution.

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)   Approve the execution, by the Company, of the Affreightment Agreement of Vessels, owned or operated by Gearbulk, to the transportation of bleached eucalyptus pulp of the Company and/or its controlled companies, for a period of 15 (fifteen) years.

(ii)   Approve the execution, by the Company, of the Affreightment Agreement of Vessels, owned by PanOcean, to the transportation of bleached eucalyptus pulp of the Company and/or its controlled companies, for a period of 15 (fifteen) years.

(ii) The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to execute all documents and to perform all and any necessary acts to accomplish the resolution proposed above, as well as ratifies the execution of all document and the performance of all the necessary acts until the present date.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Raul Calfat, and, also, Mrs. Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, November 30, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9th, 2016

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO